SEC
Mail Processing
Section

FEB 08 2016

Washington DC
404

16000056

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broker/Dealer, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10556 N. Port Washington Rd, Suite 201
(No. and Street)

Mequon (City) WI (State) 53092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ALB 2/16/16

OATH OR AFFIRMATION

I, Stephen Einhorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broker/Dealer, Inc, as of 12/31/15, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Wisconsin
County of Ozaukee
Subscribed and sworn to (or affirmed) before me on this 26th day of January, 2016 by Stephen Einhorn proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Signature

President
Title

Kathleen Almond
Notary Public

NOTARY PUBLIC KATHLEEN ALMOND STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKER/DEALER, INC.

FINANCIAL STATEMENTS

December 31, 2015 and 2014

BROKER/DEALER, INC.

TABLE OF CONTENTS

	Page
Table of Contents	1
X-17a-5	2-3
Independent Auditors Report	4
FINANCIAL STATEMENTS	
Statement of Financial Condition	5
Statements of Operations	6
Statements of Changes in Stockholder's Equity	7
Statements of Cash Flows	8
Notes to Financial Statements	9-10
SUPPLEMENTARY INFORMATION	
Computation of Net Capital under Rule 153-1	11
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	11
Information Relating to Possession or Control Requirements under Rule 15c3-3	11

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
Broker/Dealer, Inc.:

We have audited the accompanying statement of financial condition of Broker/Dealer, Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Broker/Dealer, Inc. for the year ended December 31, 2014, were audited by other auditors whose report thereon, dated February 20, 1015, expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broker/Dealer, Inc. as of December 31, 2015,and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Information contained in Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of Broker/Dealer, Inc.'s financial statements. The Supplementary Information is the responsibility of Broker/Dealer, Inc.'s management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc. Certified Public Accountants
Chicago, Illinois
January 30, 2016

Broker/Dealer, Inc.
Statement of Financial Condition
December 31, 2015 and 2014

	2015	2014
Assets		
Cash	$ 8,644	$ 7,687
Finra Flex account	107	-
Accounts Receivable	23,330	
Prepaid expenses	3,427	3,841
Total Assets	$ 35,508	$ 11,528
Liabilities	$ -	$ -
Stockholder's Equity		
Common stock, at stated value		
Authorized 2,800 shares		
Issued and outstanding 300 shares	300	300
Additional paid-in capital	54,660	38,000
Retained earnings (deficit)	(19,452)	(26,772)
Total Stockholder's Equity	$ 35,508	$ 11,528

See Notes to Financial Statements

Broker/Dealer, Inc.
Statements of Operations
Years Ended December 31, 2015 and 2014

		2015	2014
Revenues:			
	Commission Income	$ 23,330	$ -
Operating Expenses:			
	Professional Fees	9,455	1,800
	CRD Transaction Fees	(118)	3,118
	Insurance	425	394
	License and Membership Fees	1,650	1,650
	Filing Assistance Fees	4,563	1,005
	Miscellaneous expenses	35	25
	Total operating expenses	16,010	7,992
	Net Income (Loss)	$ 7,320	$ (7,992)

See Notes for the financial statements.

Broker/Dealer, Inc.
Statements of Changes in Stockholder's Equity
Years ended December 31, 2015 and 2014

		Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance December 31, 2013		$ 300	$ 28,000	$ (18,780)	$ 9,520
	2014 Contributions		10,000		10,000
	2014 Net Loss			(7,992)	(7,992)
Balance December 31, 2014		$ 300	$ 38,000	$ (26,772)	$ 11,528
	2015 Contributions		16,660		16,660
	2015 Net Income			7,320	7,320
Balance December 31, 2015		$ 300	$ 54,660	$ (19,452)	$ 35,508

See notes to Financial Statements

Broker/Dealer, Inc.
Statements of Cash Flows
Years Ended December 31, 2015 and 2014

	2015	2014
Cash Flows from Operating Activities		
Net income (loss)	$ 7,320	$ (7,992)
Effects of changes in operating assets and liabilities		
Accounts receivable	(23,330)	
Prepaid expenses	414	(456)
Finra Flex account	(107)	
Net Cash (used) by operating activities	$ (15,703)	$ (8,448)
Cash Flows from Financing Activities		
Proceeds from shareholder-Addtional capital contribution	16,660	10,000
Net Increase in Cash	$ 957	$ 1,552
Cash, Beginning of Year	$ 7,687	$ 6,135
Cash, End of Year	$ 8,644	$ 7,687

Supplemental disclosure of cash flow information:

Interest paid	$0
Taxes paid	$0

See notes to Financial Statements

BROKER/DEALER, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Business

Broker/Dealer, Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's principal business activity is the selection, training and supervision of employees of an affiliate involved with private placements of securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable

Accounts receivable are recorded at the amount the Company expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and write-offs. As of year-end, there was one Accounts Receivable for Rapid Diagnostek, Inc. in the amount of $23,330.

Revenue Recognition

The Company recognizes fee income when it is earned. The Company's officers are involved in various transactions with unrelated parties, which result in fee income for the Company, with the amount of the fee being negotiated on each respective transaction. The ability of the Company to enter into these transactions is dependent upon its affiliation with Einhorn Associates, Inc. (see Note 3).

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at December 31, 2015. Because the Company does not handle customers' securities, Rule 15c3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Income Taxes

The stockholder of the Company has elected to be taxed as an S corporation. As an S corporation, the Company's income or loss is reported on the stockholder's individual income tax return and, accordingly, no liability or provision for income taxes is reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (February, 2016). Broker/Dealer, Inc. is under contract to be sold to Agave Partners, LLC. The Stock Purchase Agreement, dated as of December 24, 2015, will be final in 2016 upon Finra approval.

Note 3 - Related Party Transactions

The Company's officers and directors are also owners and officers of Einhorn Associates, Inc., merger and acquisition consultants. The Company pays for all direct expenses related to licensing and training. The Company paid Einhorn Associates, Inc. $0 in 2015 and $0 in 2014 for expenses associated with management, bookkeeping and certain other services provided to the Company.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 and 2014 the Company had net capital of $8,644 and $7,687, respectively. The Company had a minimum net capital requirement of $5,000 at December 31, 2015. The Company had $-0- aggregate indebtedness at December 31, 2015 and 2014, respectively.

Note 5 – Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2015. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 6 – Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. Finra completed a satisfactory compliance examination in 2015. It is management's opinion that no other examinations will have a material effect on the Company's financial statements.

SUPPLEMENTARY INFORMATION

BROKER/DEALER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2015

Net Capital

Total ownership equity from balance sheet	$ 35,508
Total ownership equity qualified for net capital	$ 35,508
Total capital and allowable subordinated liabilities	
Deductions and/or charges:	
Deduct ownership equity not allowable for net capital: prepaid expenses	$ 3,426
Deduct ownership equity not allowable for net capital: FINRA flex account	107
Deduct ownership equity not allowable for net capital: A/R	23,330
Total non-allowable assets	$ 26,864
Net capital	$ 8,644

Computation of Basic Net Capital Requirements

Minimum net capital required based on aggregate indebtedness	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 3,644
Ratio of aggregate indebtedness to net capital	-0- to 1

There was no material difference between the Company's net capital computation here, and the net capital computation on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2015

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2015

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

See auditor's report

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Broker/Dealer, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Broker/Dealer, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Broker/Dealer, Inc. stated that Broker/Dealer, Inc. met the identified exemption provisions throughout the year ended December 31, 2015, without exception. Broker/Dealer, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broker/Dealer, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc. Certified Public Accountants

Chicago, Illinois
January 30, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of Broker/Dealer, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ending December 31, 2015.

(***Insert Name of Company***)

By:

Stephen Einhorn, President
(Name and Title)

1/25/16
(Date)